Mail Stop 4561

March 30, 2007

Sanford H. Barber
President and Chief Executive Officer
WES Consulting, Inc.
4801 96th Street N.
St. Petersburg, Florida 33708

Re: **WES Consulting, Inc.**
        Registration Statement on Form SB-2
        Filed March 5, 2007
        File No. 333-141022

Dear Mr. Barber:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Prospectus Summary, page 1

2.   We note the description of your business in Note A to the financial statements on page F-7 that the company is in the "business of consulting and commercial property management." We further note the description in Note C to the financial statements that the company derives all of its property management fee revenue from commercial

properties owned by the mother of a key shareholder. Please expand your disclosure in the summary on page 1, the Business section on page 15 and throughout the prospectus to provide a detailed description of your commercial property management business. In addition, please discuss whether you intend to continue with this line of business going forward as you implement your business plan.

3.   We note your statement in the summary that an investor should consider all the information in the prospectus as well as the cross-reference to the risk factor section. The cross-reference alone is not meaningful to investors. Please revise the summary to balance your disclosure with a discussion of your competitive weaknesses and risks associated with your business and this offering, including your intention to implement a new business plan and your lack of funds to implement this plan.

4.   We note your disclosure on page 1 that you have developed a business plan geared to acquiring existing commercial printing companies strategically located in Latin America and Southeast Asia with the intention of becoming the leading provider of high-volume commercial printing in those markets. We further note your disclosure on page 4 that you have made no attempt to locate or negotiate with any high-volume commercial print shops. Please revise to include this information in the summary and briefly describe the steps taken, if any, to implement your business plan.

Risk Factors, page 3

5.   Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example only, we note the statements on page 3 that your officers and directors have agreed to lend you money, that you have an operating history that includes net income and that you have generated profits as a consulting business and as a commercial printing consulting company.

6.   We note that you intend to acquire high-volume commercial print shops in Latin America and Southeast Asia. Please expand your discussion, as appropriate, to discuss currency risks.

Risks Associated with the Company, page 3

Although our officers and directors have agreed…, page 3

7.   We note your disclosure that your officers and directors are willing to commit to loan or advance capital to you. Please expand your disclosure to clarify whether you have written agreements with any of your officers or directors and advise us whether you have sufficient funds to operate for 12 months without any assistance from your officers and directors.

Our competitors have greater financial, marketing and distribution resources…, page 4

8.	We note your statement that your consulting experience to date has illuminated the difficulty of penetrating the global commercial printing market. Please expand your disclosure to explain what you mean by this statement and briefly describe the obstacles you face.

9.	We note your statement in the heading that you face competition from competing companies in the same market that have greater financial, marketing and distribution resources than you do and your statement that these competitors have "possibly more" resources than you do. Please revise to reconcile these statements.

There are relationships within the commercial printing industry…, page 4

10.	We note that you are reliant on William Snell's contacts as a source of future clients and your reference to his "strong personal relationships with customers." Please revise to disclose whether you currently have any commercial printing customers.

Small public companies are inherently risky…, page 4

11.	We note that you may be exposed to market factors beyond your control and will be subject to events in the public markets that will make an investment in your company a highly risky investment. Please expand your disclosure to briefly describe these market factors and events in the public market.

Risks Associated with this Offering, page 5

There is no public market for our shares…, page 5

12.	We note your reference to the limited number of printing services that you offer. Please revise to clarify what printing services, if any, you currently offer. If you are referring to consulting services, please so state.

13.	We note your statement that you plan to list the common stock for trading on the OTCBB and you do not know if such listing will be obtained. Please revise your disclosure throughout the prospectus to note that shares are not listed on the OTCBB, they are quoted.

There has been no independent valuation of the stock…, page 6

14.	We note that you established the offering price based on your estimate of capital and expense requirements. We further note that this is a resale offering and you will not receive any proceeds from the offering. Please revise to explain why you established the resale offering price based on your estimate of capital and expense requirements.

Selling Shareholders, page 8

15.   We note the footnote to the table at the bottom of page 9. Please revise your disclosure
        to clarify what you mean by "forward increase" in the shares.

16.   Please expand your disclosure to discuss how the selling shareholders acquired their
        shares.

Security Ownership of Certain Beneficial Owners and Management, page 13

17.   We note that the table sets forth the information concerning the beneficial ownership of
        shares of your common stock with respect to stockholders who were known to you to be
        beneficial owners of more than 5% of your common stock as of January 15, 2005. Please
        update the table to reflect a more recent date.

Organization Within Last Five Years, page 15

18.   We note your statement that the company has had no related transactions with any related
        persons, promoters or control persons that have had an interest in your business. We
        further note that WES Consulting currently derives all of its property management fee
        revenue from commercial properties owned by the mother of a key shareholder and that it
        leases its principal location from the same individual. In addition, we note that "Loans to
        Shareholder" are listed as an asset on the December 31, 2006 balance sheet. Please
        expand your disclosure in this section and the Certain Relationships and Related
        Transactions section on page 21 to discuss this information. In addition, please identify
        the borrower of the shareholder loan and briefly discuss the material terms of the loan,
        including the interest rate. Refer to Item 404 of Regulation S-B.

Description of Business, page 15

19.   We note that you are currently providing services to NTT of Quaris of Tokyo, Japan and
        that "[p]revious agreements with other entities have been executed and finalized, leaving
        one consulting contract with NTT Quaris." Please expand your disclosure to clarify, if
        true, that you currently have only one customer, NTT Quaris, and state the material terms
        of the consulting contract with NTT Quaris, including whether it is terminable at will by
        either party. In addition, please include this information, as appropriate, in your
        discussion on page 17 regarding your dependence on limited customers.

20.   We note that, on January 4, 2006, WES Consulting initiated a plan of recapitalization and
        additional investors were brought to the company. Please expand your disclosure to
        discuss how Mr. Barber and Mr. Snell acquired their shares in January 2006, and
        September 2006, including the purchase price per share.

21.   We note your disclosure on page 18 that changes in the laws and regulations relating to the telecommunications and media industry could impact your business and may result in increased costs. Please expand your disclosure to clarify how these changes as well as laws relating to the Internet would impact your business.

22.   We note your statement on page 18 that Mr. Snell is not receiving pay or other stock benefits for his performance. Please reconcile this disclosure with the summary compensation table on page 22 indicating that Mr. Snell has received $115,500 in salary over the last two years.

Management's Discussion and Analysis of Financial Condition, page 19

23.   Please revise to disclose that you have two significant streams of revenue as it pertains to consulting services and property management fees and explain the variances in each from year to year. Also, disclose the fact that the revenue related to property management fees is derived from the mother of a key shareholder.

24.   We note your statement on page 20 that you believe that your cash and cash equivalents will remain stable and you will increase your cash and cash equivalents as you begin to develop more business. We also note your statement on page 19 that your board of directors believes that there is substantial doubt that you can expand as an on-going business for the next twelve months unless you obtain additional capital. Please expand your disclosure to explain the basis for your belief that your cash and cash equivalents will increase.

Results of Operations for the Year Ended December 31, 2005

25.   Tell us and disclose the nature of the $15,332 in distributions recorded during 2005. Tell us who the distributions were made to and the purpose of the distributions.

Liquidity & Capital Resources, page 20

26.   We note your statement that management believes that "it can capitalize on the current status of high volume printers in these underserved markets." Please expand your disclosure to clarify what you mean by this statement and briefly describe the current status of high volume printers in these markets.

27.   We note your statement that you "will be able to show a profit and operations should be sustainable in the long-term of at least twelve months." Please revise to provide support for this projection.

28.   We note that your president, Sanford H. Barber, will provide any necessary capital in the event that the company needs additional funds prior to your raising capital through private sales of stock or debt financing. Please state whether you have a written

agreement with Mr. Barber to loan you capital and discuss the source of Mr. Barber's funds.

Executive Compensation, page 22

29.   Please revise the introduction to the table to reflect the years presented.

Financial Statements

Statement of Operations, page F-4

30.   Please revise to clearly indicate on the face of the income statement that the Property Management Fees and rent expense are related party transactions.

Statement of Changes in Stockholder's Equity, page F-5

31.   Please tell us if the contributed capital in the amount of $11,000 was a cash contribution and identify the source of the contribution.

Statement of Cash Flows, page F-6

32.   Please revise your statement of cash flows to reflect your equipment acquisition ($738.28) and your shareholder loans ($2,224.34) as investing activities. For reference see SFAS 95.

33.   Please revise your statement of cash flows to properly reflect the transactions that occurred within your equity section of your balance sheet. It appears that you had a cash capital contribution in the amount of $11,000 and it also appears that you issued 59,500 shares in two separate transactions for cash. We may have further comment.

Statement of Changes in Stockholder's Equity – 2005, page F-12

34.   Please revise to include a footnote discussing the AAA Distributions that were distributed during 2005. It appears that this was paid as a dividend to shareholders. If this is the case please tell us why you have included this amount within operating activities on the cash flow statement. In your response identify the party or parties that these distributions were made to.

Part II. Information Not Required in Prospectus

Item 26. Recent Sales of Unregistered Securities, page 36

35.   Please revise your table of sales to include the date of each sale.

Undertakings, page 37

36.   Please revise this section to include the undertakings required by Item 512(g) of
        Regulation S-B.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
    effective, it does not foreclose the Commission from taking any action with respect to the
    filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
    the filing effective, does not relieve the company from its full responsibility for the adequacy
    and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense
    in any proceeding initiated by the Commission or any person under the federal securities
    laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Diane J. Harrison, Esq. (*via facsimile*)
        Harrison Law, P.A.